Exhibit 12

Arch Capital Group Ltd. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

(in thousands, except ratios)

	Years Ended December 31,
	2012	2011	2010	2009	2008

Income before income taxes	$589,387	$426,370	$850,401	$890,802	$304,442

Equity in net (income) loss of investees	(43,632)	71,100	(56,035)	(183,038)	166,326
Fixed charges	34,223	37,166	35,018	30,074	29,673

Income available for fixed charges	$579,978	$534,636	$829,384	$737,838	$500,441

Fixed charges:
Interest and amortization on indebtedness	28,525	31,691	30,007	24,440	23,838
Estimate of interest component within rental expense net of sublease (income) (1)	5,698	5,475	5,011	5,634	5,835
Total fixed charges	34,223	37,166	35,018	30,074	29,673

Preference dividends	25,079	25,844	25,844	25,844	25,844

Total fixed charges and preference dividends	59,302	63,010	60,862	55,918	55,517

Ratio of earnings to fixed charges	16.9	14.4	23.7	24.5	16.9

Ratio of earnings to fixed charges and preference dividends	9.8	8.5	13.6	13.2	9.0

(1)  Represents a reasonable approximation of the interest cost component of rental expense net of sublease (income) incurred by the Company.